Exhibit 21
Subsidiaries of O'Sullivan Industries Holdings, Inc.

Name	Jurisdiction of Incorporation
O'Sullivan Industries, Inc.	Delaware
O'Sullivan Industries - Virginia, Inc.	Virginia
O'Sullivan Furniture Factory Outlet, Inc.	Missouri
O'Sullivan Industries International, Limited	Barbados